Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

May 14, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	HomeStreet, Inc. PRRN14A filed by Roaring Blue Lion Capital Management, L.P., et al. Filed May 10, 2019 File No. 001-35424

Dear Mr. Panos:

On behalf of Roaring Blue Lion Capital Management, L.P. and its affiliates (collectively, “Blue Lion”) and the other filing persons (together with Blue Lion, the “Filing Persons”) we are responding to your letter dated May 13, 2019 (the “SEC Comment Letter”) in connection with Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed on May 10, 2019 (the “Revised Preliminary Proxy Statement”) with respect to HomeStreet, Inc. (“HomeStreet” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a further revised preliminary proxy statement on Schedule 14A (the “Second Revised Preliminary Proxy Statement”). The Second Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Preliminary Proxy Statement.

Mr. Panos

May 14,2019

Schedule 14A

1. To the extent the Washington Department of Financial Institutions must approve acquisitions of proxy authority representing 25% or more of the voting power of a financial institution within its jurisdiction, please disclose the risk that proxies delivered to the participants may be rendered “ineffective and void” by this state banking regulator and ineligible to be voted.

In response to the Staff’s comment, the Filing Persons have revised the DFI-related disclosure to reference the contingent possibility that there is no guarantee that, in the absence of DFI approval, shareholders’ proxies received by Mr. Griege representing 25% or more of HomeStreet’s outstanding shares will ultimately be voted at the Annual Meeting. We understand that, supplementally, the Staff has provided color to its Comment to note that it would be helpful to provide language referencing the fact that any disputes arising in connection with any determination by the DFI may need to be determined by a court of competent jurisdiction. Respectfully, the Filing Persons have refrained from providing such language in the Second Revised Preliminary Proxy Statement because they likely do not intend to challenge any determination by the DFI in a court of competent jurisdiction due to the anticipated lengthiness of such a proceeding and also because it is the Filing Persons’ understanding that a public reference to potential challenge of the DFI’s review may jeopardize Blue Lion’s pending application with the DFI.

2. Please provide the factual foundation to support the statement made on page 5 that HomeStreet “claimed that the diversity of the mortgage business was critical to the overall future operational success of the bank.” Alternatively, please delete the contention.

In response to the Staff’s comment, the Filing Persons note that the footnote cites to a presentation (“The Adverse Effects of Roaring Blue Lion’s Proposed Changes”) that HomeStreet filed as Exhibit 99.1 to its Current Report on Form 8-K on May 21, 2018, where HomeStreet repeatedly criticized Blue Lion and its viewpoints about the Company in support of the contention that its mortgage business was critical to HomeStreet’s success and thus should not be sold (only to later reverse this position by announcing a sale in early 2019, as noted in the Revised Preliminary Proxy Statement.) Below are some specific quotes from the presentation that demonstrate the Company’s resistance towards Blue Lion’s suggestions and also provide the foundation for the above assertion that the Company believed its mortgage business was critical to its future success and thus should not be divested:

•	“. . . the incalculable effects of Roaring Blue Lion’s [suggestion to sell the mortgage servicing rights business and reduce expenses in the mortgage banking segment] [ . . .] will materially adversely affect the Company’s ability to achieve its diversification and growth goals.” (page 9)
•	“We believe Roaring Blue Lion’s suggestions [. . .] would result in dilutive impact on forward EPS and negatively affect the Company’s financial performance . . . .” (page 3)
•	“We believe that suggesting that the Mortgage Banking segment can materially reduce expenses in the current mortgage cycle of lower origination volume and profit margins, without adversely affecting revenues, is unreasonable.” (page 8)

Additionally, HomeStreet issued a letter to shareholders on May 9, 2018 stating that Blue Lion’s recommended actions with respect to HomeStreet’s business would “increase risk, delay [HomeStreet’s] strategy and negatively impact the long-term prospects of [HomeStreet’s] business.” Based on the foregoing, the Filing Persons believe that HomeStreet demonstrated that it believed its mortgage business was critical to its future success before eventually turning course and deciding to sell this business.

3. To the extent Blue Lion voluntarily elected to include hundreds of pages of materials in its 660 page nomination submission, including approximately 415 pages of previously filed Schedule 13D filings that were not required or requested under the advance notice bylaws, please revise to remove the implication HomeStreet imposed such onerous obligation.

In response to the Staff’s comment, the Filing Persons note that Section 1.12(b)(i)(L) of HomeStreet’s Amended and Restated Bylaws, dated July 26, 2018 and filed with the SEC on July 31, 2018 (the “Bylaws”) required that Blue Lion provide the following information with a representation as to the accuracy of the information be set forth (as to each “Holder” (as defined in the Bylaws)):

Mr. Panos

May 14,2019

“all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a schedule were required to be filed by such Holder or any of its affiliates or associates.”

Accordingly, the Filing Persons deemed it necessary, in order to comply with the Bylaws, to attach to its notice submission to Blue Lion’s Schedule 13D and all amendments thereto, including the form of its Amendment No. 14 to the Schedule 13D (before it was filed with the SEC on April 22, 2019). Further, Question 5(d) on page 32 of 81 of the written questionnaires provided by HomeStreet required each nominee to “provide [HomeStreet] with full and complete copies of all prospectuses, letters to investors and similar documents that include references to HomeStreet for the investors or potential investors in such entities.” Therefore, the nominee Charles W. Griege, Jr. incorporated the investor communications and materials filed as exhibits to Schedule 13D filings into the notice submission, as well. In sum, the Filing Persons reasonably included the Schedule 13D filings in the notice submission in order to comply with what they believe to be onerous advance notice requirements found in the Bylaws. Nevertheless, the Filing Persons have revised the disclosure on page 8 of the Second Revised Preliminary Proxy Statement to reference a nomination notice that was “several hundred pages” long rather than specifically 660 pages.

4. Please provide us with the factual foundation for the attestation that the participants “were told [that an employee in HomeStreet’s commercial/SBA lending division] was fired for cause.” Alternatively, please delete the attestation.

In response to the Staff’s comment, the Filing Persons note that representatives of Blue Lion were specifically told by a former HomeStreet executive that a Senior Vice President in the SBA lending division was fired for cause and insinuated that such termination was related to reports that Blue Lion had received regarding significant problems with the Company’s commercial and SBA underwriting and lending practices (as disclosed in the Revised Preliminary Proxy Statement). As such, the Filing Persons believe a proper factual basis exists for the foregoing attestation.

5. To the extent a factual foundation exists to support the following statements, please revise to ensure that each representation or assertion is clearly described as an expression of opinion instead of conclusory statements of fact:

•	Using their deep understanding of commercial banking and corporate turnarounds . . . (Page 1);
•	HomeStreet’s financial performance has been poor. (Page 4);
•	Shareholder returns have been equally disappointing. (Page 4);
•	HomeStreet has experienced high executive turnover in its commercial / SBA lending division .. . . (Page 5)
•	HomeStreet’s Board needs fresh perspectives and experience. (Page 5); and

Mr. Panos

May 14,2019

While the Filing Persons respectfully believe they have provided proper bases for each of the foregoing statements in the Revised Preliminary Proxy Statement, in response to the Staff’s comments, the Filing Persons have revised the foregoing assertions to explicitly couch them as expressions of belief.

6. Please advise us of the factual foundation upon which the participants rely to assert that HomeStreet undertook “extensive efforts to disenfranchise shareholders” given the decision reached by the Washington State Supreme Court regarding compliance with the advance notice bylaw. Alternatively, please use a different formulation or delete the assertion.

In response to the Staff’s comment, the Filing Persons believe they have established a proper factual basis for the foregoing statements on page 7 of the Revised Preliminary Proxy under the section titled, “We believe the Board has used the corporate machinery to try to impede our rights as shareholders.” Nevertheless, the Filing Persons have reformulated the statement in question in the Second Revised Preliminary Proxy Statement.

7. At present, page 22 states that “certain regular employees” will participant in the proxy solicitation but the class of Blue Lion’s regular employees to be employed to solicit security holders has not been identified. In addition, use of the term “regular” appears insufficient to describe a class of employee. Please revise or advise. See Item 4(b)(2) of Schedule 14A.

In response to the Staff’s comment, the Filing Persons note that Blue Lion only consists of one class of “regular” employees, who are three partners (including Mr. Griege) who run Blue Lion’s day-to-day operations and investments. Therefore, in addition to Mr. Griege, who the Filing Persons have disclosed as a “participant” in the solicitation of proxies in connection with the Annual Meeting, Blue Lion’s other two partners, in their capacity as employees of Roaring Blue Lion Capital Management, L.P., may support Mr. Griege and the other Participants’ efforts to solicit proxies in support of Blue Lion’s Nominees. Accordingly, the Filing Persons have revised the language on page 22 of the Second Revised Preliminary Proxy Statement to refer to such partners.

8. Item 5(b)(1)(ii) of Schedule 14A requires that each participant disclose his or her present principal occupation or employment as well as the name, principal business and address of any corporation or other organization in which such employment is carried on. Mr. Tanemura’s occupation is listed as “Private Investor and Independent Director” at page 11. Please provide the address of each company of which Mr. Tanemura currently serves as a director in the next amendment to the proxy statement, or advise.

In response to the Staff’s comment, the Filing Persons refer the staff to Mr. Tanemura’s bio in the Second Revised Preliminary Proxy Statement. Mr. Tanemura currently serves solely on the board of directors of post-reorganization Lehman Brothers Holdings Inc., which according to a Notice of Change of Address of Debtor filed with the United States Bankruptcy Court, Southern District of New York, has a business address of:

c/o Lehman Brothers Holdings Inc.

277 Park Avenue, 46th Floor
            New York, New York 10172

Accordingly, the Filings Persons have added this address to Mr. Tanemura’s bio in the Second Revised Preliminary Proxy Statement.

Mr. Panos

May 14,2019

9. We note the response provided in reply to prior comment number six in our letter dated May 8, 2019. Notwithstanding the revised disclosure, please advise us why the revised description of the required “general effect of such amendment” did not address the impact making a majority of the Board subject to change at any given annual meeting of shareholders could have in the takeover context.

In response to the Staff’s comment, the Filing Persons have revised the description of the declassification proposal’s general effects to note potential takeover-related impacts.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,
/s/ Eleazer Klein Eleazer Klein